Gold Entertainment Group, Inc.
23150 Sandalfoot Plaza Dr., Suite C,
Boca Raton, Florida 33428 Tel: 647-477-2215

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Gold Entertainment Group, Inc.
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-165158
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gold Entertainment Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-165158), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein. No securities were sold pursuant to the Registration Statement.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Guy M. Jean-Pierre, Esq. at 305-929-3652 or by fax 954-429-1352
Thank you for your assistance in this matter.
Sincerely,

/s/ Hamon Francis Fytton
Hamon Francis Fytton
President